03012808

*A14
3-7-2003

VF 3-6-03

ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH. D.C. 205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

.ME OF BROKER DEALER:

ın Brothers & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Madison Avenue – 22nd Floor
(No. and Street)

v York	New York	10022
(City)	(State)	(Zip Code)

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

l J. Freedman, CPA — (212) 509-6700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

edman & Co., CPA, P.C.
(Name — if individual, state last, first, middle name)

Broadway	New York	New York	10006
lress)	(City)	(State)	(Zip Code)

ECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

ıims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be ɒpported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 21 2003

KAHN BROTHERS & CO., INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002
(With Independent Auditor's Report Thereon)

KAHN BROTHERS & CO., INC. AND SUBSIDIARY

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Consolidating Statement of Financial Condition	2
Notes to Consolidating Financial Statements	3 - 6

Freedman & Co., CPA, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Kahn Brothers & Co., Inc. and Subsidiary
New York, New York

We have audited the accompanying consolidating statement of financial condition of Kahn Brothers & Co., Inc. and Subsidiary as of December 31, 2002. This consolidating financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidating financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidating financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidating financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statement referred to above presents fairly, in all material respects, the consolidating financial position of Kahn Brothers & Co., Inc. and Subsidiary as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Freedman & Co., CPA, P.C.

New York, New York
February 20, 2003

61 Broadway, Suite 1405, New York, NY 10006 • (212)509-6700 • Fax (212)509-7192

KAHN BROTHERS & CO., INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

	Consolidated	Elimination Entries	Kahn Brothers & Co., Inc.	Kahn Brothers Investment Management Corporation
ASSETS				
Assets:				
Cash and cash equivalents	$372,164		$232,239	$139,925
Short term investments	543,654		467,758	75,896
Investments in U.S. treasury bills	301,304		301,304	
Investments in securities at market	212,064		212,064	
Receivable from broker	137,967		45,900	92,067
Accounts receivable	61,919		61,919	
Other investments (Note 4)	3,012,076		1,772,609	1,239,467
Other receivables (Note 5)	201,692		201,692	
Receivable from related parties (Note 3)	8,004		8,004	
Investment in subsidiary		(1,439,627)	1,439,627	
Exchange membership, at cost (market value $2,000,000)	94,500		94,500	
Property and equipment (net of accumulated depreciation and amortization of $181,107)	117,706		117,706	
Deferred income tax benefit	32,864		32,864	
Other assets	8,358		8,358	
Total assets	$5,104,272	($1,439,627)	$4,996,544	$1,547,355
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accrued expenses and deferred income	$667,721		$643,644	$24,077
Deferred income tax payalbe	83,651			83,651
Total liabilities	751,372	0	643,644	107,728
Stockholders' equity:				
Common stock,Class A voting $10 par, 1,600 shares authorized, 855 shares issued and outstanding	8,550	(10,000)	8,550	10,000
Common stock, Class B non-voting $10 par, 400 shares authorized, 400 shares issued and outstanding	4,000		4,000	
Paid-in capital	393,394	(15,000)	393,394	15,000
Retained earnings	4,030,561	(1,414,627)	4,030,561	1,414,627
	4,436,505	(1,439,627)	4,436,505	1,439,627
Less: Treasury stock at cost; 50 shares	(83,605)		(83,605)	
Total stockholders' equity	4,352,900	(1,439,627)	4,352,900	1,439,627
Total liabilities and stockholders' equity	$5,104,272	($1,439,627)	$4,996,544	$1,547,355

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Kahn Brothers & Co., Inc. ("KB&C") is a New York State corporation conducting business as a broker/dealer in securities and a registered investment advisor. Its wholly owned subsidiary, Kahn Brothers Investment Management Corporation ("KBIMC"), manages investments for its own account.

Note 2 - Summary of Significant Accounting Policies:

a) Principles of Consolidation

The accompanying consolidating financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

b) Revenue Recognition

Securities transactions (and related commission revenue and expense) including transactions in firm investment accounts are recorded by the Company on a settlement date basis which is generally three business days after trade date. Market value of investment positions represents values at the last settlement date in December. At December 31, 2002, there were no material differences between trade date basis and settlement date basis.

c) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the assets' useful lives as follows:

	Consolidated Costs	KB&C Costs	KBIMC Costs	Estimated Life
Furniture and office equipment	160,263	160,263	-	5 to 7 years
Leasehold improvement	138,550	138,550	-	39 years
	298,813	298,813	-	
Less: Accumulated depreciation	181,107	181,107	-	
	$117,706	$117,706	$ -	

Note 2 - Summary of Significant Accounting Policies (Continued):

d) Reserve for Bad Debt

No bad debt expense was provided in the current year since all receivables were considered collectible.

e) Income Taxes

The provision for income tax represents federal, state and city income taxes due applicable to financial accounting income. Deferred income tax provisions result from timing differences for the recognition of certain revenues and expenses between tax and financial statement accounting purposes.

f) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market instruments and short term investments which are readily marketable to be cash equivalents.

Note 3 - Related Party Transactions

Due from related parties is made up of loans due from various stockholders/shareholders of $8,004.

Note 4 - Marketable Securities and Other Investments

Included in other investments are investments in limited partnerships and certain value funds. Marketable securities and other investments are valued at market value with the resulting difference between cost and market included in income.

Note 5 - Other receivables

Pursuant to a settlement agreement between KB&C and Haggar Corp., executed on February 17, 2003, Haggar Corp. will reimburse KB&C for their reasonable fees and expenses (including, but not limited to legal fees) incurred in connection with this agreement and related matters up to an aggregate of $200,000. Included in other receivables are reimbursements of $199,842 due from Haggar Corp., of which $133,659 is unpaid and included in accrued expenses at December 31, 2002.

Note 6 - Federal and State Income Taxes

The provision for federal income tax differs from the amount of income tax determined by applying the federal statutory rate of 34% to pre-tax income. The primary differences result from providing for state and local income taxes.

Note 7 - Pension and Profit-Sharing Plans

The companies sponsor defined-contribution pension and profit-sharing plans covering substantially all of their employees. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. Amounts charged to operations under the plan for the year ended December 31, 2002 for KB&C amounted to $196,264.

Note 8 - Lease Commitments

The Company leases its premises under non-cancelable leases expiring in 2005. Rental expense of $157,069 is included in the consolidating statement of income and is net of rent adjustments of $128,000. The future minimum annual lease commitments as of December 31,2002 is as follows:

Year	KB&C Amount	KBIMC Amount	Total
2003	268,011	-	268,011
2004	269,393	-	269,393
2005	202,044	-	202,044

In addition, the Company is obligated for the payment of certain escalation costs.

Note 9 - Non Voting Common Stock

The Class A shares and the Class B shares are identical, except that the Class B shares have no voting rights.

Note 10 -Capital Ratio

The Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $50,000, whereas the Net Capital as computed was $556,738, leaving excess Net Capital of $506,738. The Capital Ratio was independently computed at 107% as against an allowable maximum of 1,500%.

Note 11 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in introducing transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by the volatile trading markets which may impair the customers' ability to satisfy their obligations to the Firm's clearing broker and their ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 12 - Commitments and Contingencies

The company currently has a $35,000 outstanding letter of credit . This letter of credit is used as security for the lease of Kahn Brothers & Co., Inc. office space. The letter of credit is secured by a treasury bill which matures on February 27, 2003 with a face value of $35,000. The value of the treasury bill of $34,850 at December 31, 2002 is included in other investments.

A copy of the Firm's Consolidated Statement of Financial Condition, as at December 31, 2002, pursuant to S.E.C. Rule is available for examination at the Firm's main office and at the regional office of the Securities and Exchange Commission.